NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

 (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an Tennessee based boutique brokerage & financial services firm.. The Company received its FINRA approval for membership on November 18, 2014. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. The Company's sole member is Brian Cote.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from mutual funds, REIT's, financial advisory fees and financial planning fees are recognized when earned.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at Error! Unknown **switch argument.**. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are five years for office automation equipment. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2012.

NOTE 3 – CONCENTRATIONS AND CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of Error! Unknown **switch argument.** the Company's cash in bank did not exceeds federally insured limits.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At Error! Unknown **switch argument.**, the Company had net capital of $22,698, which was $17,698 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 9.87%.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of Error! Unknown **switch argument.** through February 23, 2016, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.